UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Manning & Napier, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

56382Q102

(CUSIP Number)

Marc Mayer

290 Woodcliff Drive

Fairport, New York

(585) 325-6880

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 6 pages.

CUSIP No. 56382Q102	SCHEDULE 13D/A	Page 2 of 6

1	Name of Reporting Persons Marc Mayer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,949,654(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,949,654(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,654(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%(2)
14	Type of Reporting Person IN

(1)	Includes 995,332 shares of Class A common stock issuable upon the exercise of options that are presently exercisable or become exercisable within 60 days.
(2)

Based on 17,141,004 shares of Class A common stock issued and outstanding as of March 10, 2021. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of Class A common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

CUSIP No. 56382Q102	SCHEDULE 13D/A	Page 3 of 6

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Schedule 13D”) relates to the Class A common stock, $0.01 par value per share, of Manning & Napier, Inc. (the “Issuer” or “Company”), a Delaware corporation. The address of the principal executive offices of the Issuer is 290 Woodcliff Drive, Fairport, New York.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934, as amended, on behalf of Marc Mayer, Chief Executive Officer and director of the Issuer (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 290 Woodcliff Drive, Fairport, New York.

(c)

The present principal occupation of the Reporting Person is acting as Chief Executive Officer and director of the Issuer. The principal business address of the Issuer is 290 Woodcliff Drive, Fairport, New York.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On February 26, 2021, the Reporting Person acquired beneficial ownership of 289,000 shares of Class A common stock issuable upon the vesting of performance-vesting stock options (“PSOs”) and exercised options to purchase 200,000 shares of Class A common stock, consisting of 161,666 shares underlying PSOs and 38,334 shares underlying vested time-vesting stock options (“TSOs”) at an exercise price of $2.01 per share. Of the 200,000 shares of Class A common stock, 130,451 shares were withheld by the Issuer to pay the option exercise price and to satisfy tax withholding obligations. The PSOs and TSOs were acquired by the Reporting Person in consideration for his services as Chief Executive Officer of the Issuer pursuant to a Performance-Vesting Stock Option Agreement and a Time-Vesting Stock Option Agreement, both dated as of January 30, 2019, described in Item 6. The information provided in Item 6 with respect to these award agreements is incorporated by reference herein.

All other securities reported herein were purchased with personal funds or granted as compensation for the Reporting Person’s services as Chief Executive Officer of the Issuer.

Item 4.	Purpose of Transaction

The 289,000 PSOs and 200,000 shares of Class A common stock underlying PSOs and TSOs described in Item 3 were acquired as compensation for the Reporting Person’s services as Chief Executive Officer of the Issuer. The information provided in Items 3 and 6 with respect to the PSOs and TSOs is incorporated by reference herein. All other securities reported herein were acquired for investment purposes or as compensation for the Reporting Person’s services as Chief Executive Officer of the Issuer.

The Reporting Person is the Chief Executive Officer and a director of the Issuer. In such capacity, the Reporting Person may, from time to time, discuss or make plans or proposals to the Issuer’s management or other members of the Issuer’s Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Depending on market conditions and other factors, the Reporting Person may purchase additional shares of the Issuer’s Class A common stock, or may sell or otherwise dispose of all or portions of his shares of Class A common stock, if such sales and purchases would be consistent with the Reporting Person’s investment objectives. The Reporting Person is also currently eligible to receive additional shares of Class A common stock under the terms of his option agreements described in Item 6. The information provided in Item 6 with respect to the option agreements is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, 1,949,654 shares of Class A common stock of the Issuer, consisting of 954,322 shares of Class A common stock, and 995,332 shares of Class A common stock issuable upon the exercise of options that are presently exercisable or become exercisable within 60 days of the date of this Schedule 13D, which represents approximately 10.7% of the issued and outstanding shares of Class A common stock.

(b)	The Reporting Person has sole voting and dispositive power over 1,949,654 shares of Class A common stock of the Issuer.

(c)

On January 4, 2021, the Reporting Person exercised his option to purchase 450,000 shares of Class A common stock from the Issuer at an exercise price of $2.01 per share. On January 20, 2021, the Reporting Person exercised his option to purchase 150,000 shares of Class A common stock from the Issuer at an exercise price of $2.01 per share. On February 1, 2021, the Reporting Person was granted 163,399 restricted stock units (“RSUs”) that convert to Class A common stock on a one-for-one basis under the Issuer’s 2018 Long-Term Incentive Plan. The RSUs are subject to time-vesting, with one-fourth of the RSUs vesting on each of February 1, 2023, February 1, 2024, February 1, 2025 and February 1, 2026. In addition to the vesting of PSOs described in Item 3, the Reporting Person acquired beneficial ownership of an aggregate of 578,000 shares when 289,000 PSOs vested on each of February 10 and March 10, 2021. Except as set forth in this Item 5(c) and above in Item 3, the Reporting Person has not effected any transactions in securities of the Issuer during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Class A common stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person and the Issuer are parties to a Stock Option Agreement, dated as of January 30, 2019, pursuant to which the Issuer granted the Reporting Person the TSOs to purchase up to 500,000 shares of the Issuer’s Class A common stock at an exercise price of $2.01 per share. The option is subject to time vesting, with one-third of such options having vested on each of January 1, 2020 and 2021 and the remaining one-third of such options vesting on January 1, 2022.

In addition, the Reporting Person and the Issuer are parties to a Stock Option Agreement, dated as of January 30, 2019, pursuant to which the Issuer granted the Reporting Person the PSOs to purchase up to 3,000,000 shares of the Issuer’s Class A common stock at an exercise price of $2.01 per share. The option is subject to the achievement of specified performance-vesting criteria and will vest in installments only if the closing price per share of the Issuer’s Class A common stock as reported on the NYSE exceeds a certain threshold for 20 consecutive days prior to the specified date.

CUSIP No. 56382Q102	SCHEDULE 13D/A	Page 5 of 6

The TSOs and PSOs, to the extent not previously exercised, shall terminate at the close of business on the fourth anniversary of the applicable vesting date.

Except as disclosed in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

A	Time-Vesting Stock Option Agreement, dated January 30, 2019, by and between Manning & Napier, Inc., and Marc Mayer is incorporated herein by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities Exchange Commission on March 27, 2019.

B	Performance-Vesting Stock Option Agreement, dated January 30, 2019, by and between Manning & Napier, Inc., and Marc Mayer is incorporated herein by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities Exchange Commission on March 27, 2019.

CUSIP No. 56382Q102	SCHEDULE 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021
MARC MAYER

	By:	/s/ Marc Mayer
Name: Marc Mayer